

THE LAW OFFICE OF JILLIAN SIDOTI

38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
(951) 224-6675
www.jilliansidoti.com

May 1, 2013

REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

   Re: Offering Statement on Form 1-A of $5,000,000 in Units.

To whom it may concern:

  We have acted as counsel to REIA Investments, LLC., a Nevada limited liability company (the "Company"), in connection with an Offering Statement on Form 1-A (the "Offering Statement") that the Company filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). The Offering Statement relates to the offering and sale from time to time of up to $5,000,000 of the Company's Units (the "Units"). The Units, when sold, be legally issued, fully paid and non-assessable.

  The Units are to be issued by the Company's Officers, as filed as an Exhibit to the Offering Statement (as supplemented, from time to time, the "Unit" or "Units").

  In connection herewith, we have examined: (a) the Offering Statement, including the exhibits thereto (collectively, the "Offering Documents"); (b) the Company's Articles of Organization issued by the State of Nevada's Secretary of State; and (c) the Company's Operating Agreement.

  We have also examined originals or copies, certified or otherwise identified to our satisfaction of such other corporate records, agreements and instruments of the Company, certificates of public officials and officers of the Company, and such other documents, records and instruments, and we have made such legal and factual inquiries, as we have deemed necessary or appropriate as a basis for us to render the opinions hereinafter expressed. In our examination of the Offering Documents and the foregoing, we have assumed the genuineness of all signatures, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals and the conformity with authentic original documents of all documents submitted to us as copies. When relevant facts were not independently established, we have relied without independent investigation as to matters of fact upon statements of governmental officials and upon representations made in or pursuant to the Offering Documents and certificates and statements of appropriate representatives of the Company.

  In connection herewith, we have assumed that, other than with respect to the Company, all of the Offering Documents referred to in this opinion letter have been duly authorized by, have been duly executed and delivered by, and constitute the valid, binding and enforceable obligations of, all of the parties to such Offering Documents, all of the signatories to such Offering Documents have been duly authorized, and all such parties are duly organized and validly existing and have the power and authority (corporate or other) to execute, deliver and perform such Offering Documents.

  Based on the foregoing and in reliance thereon, and subject to the assumptions, comments, qualifications, limitations, and exceptions set forth herein, we are of the opinion that, when the Offering Statement, as it may be amended, has become effective under the Securities Act (the "Qualification Date" or "Effective Date") and any applicable state securities or Blue Sky laws have been complied with, the Units to be issued pursuant to the Offering Documents will be duly authorized for issuance, and upon the issuance and delivery of the Units and the receipt by the

Company of all consideration therefor in accordance with the terms of the Offering Documents, the Units will be legal, valid and binding obligations of the Company in accordance with their terms and will be entitled to the benefits of the Units.

In addition to the assumptions, comments, qualifications, limitations and exceptions set forth above, the opinions set forth herein are further limited by, subject to and based upon the following assumptions, comments, qualifications, limitations and exceptions:

(A) Our opinions contained herein may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium or similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, (ii) general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

We do not render any opinions except as set forth above. This opinion letter is being delivered by us solely for your benefit in accordance with the requirements of Form 1-A. By your acceptance of this opinion letter, you agree that it may not be relied upon, circulated, quoted or otherwise referred to by any other person or for any other purpose without our prior written consent in each instance.

We hereby consent to the filing of this opinion as an Exhibit to the Offering Statement and to the reference to us under the caption "Legal Matters" in the Offering Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Sincerely,

/s/ Jillian Ivey Sidoti
Attorney at Law